UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
               OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2009

                         Commission file number: 0-20892


                                  ATTUNITY LTD.
                              (Name of registrant)


             Kfar Netter Industrial Park, Kfar Netter, Israel 40593
                     (Address of principal executive office)
                              ---------------------

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F [ ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934. Yes [ ]  No |X|

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


      Exhibit 99.1 is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and
333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

6-K Items
99.1 Press Release dated May 13, 2009: ATTUNITY ANNOUNCES SUCCESSFUL COMPLETION OF RIGHTS OFFERING.




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ATTUNITY LTD.

                                  By: /s/ Dror Elkayam
                                      ----------------
                                      Dror Elkayam,
                                      VP Finance and Secretary


Date:  May 18, 2009